UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

Hyster-Yale Materials Handling, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

449172105

(CUSIP Number)

Britton T. Taplin

1550 17th Street, Suite 500

Denver, Colorado 80202

(303) 892-9400 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Abigail LLC 47-1215418
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 326,532
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.51%
14	TYPE OF REPORTING PERSON* OO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Theodore D. Taplin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 337,593

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 337,593
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.60%
14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Britton T. Taplin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 390,809
	8	SHARED VOTING POWER 338,042
	9	SOLE DISPOSITIVE POWER 390,809
	10	SHARED DISPOSITIVE POWER 684,982
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 728,851
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.61%
14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Frank F. Taplin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 388,010
	8	SHARED VOTING POWER 326,532
	9	SOLE DISPOSITIVE POWER 388,010
	10	SHARED DISPOSITIVE POWER 326,532
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 714,542
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.50%
14	TYPE OF REPORTING PERSON* IN

Part II to Schedule D

Item 1. Security and Issuer.

The title and Class of equity securities to which this Schedule 13D relates is Class A common stock, par value $0.01 per share (“Class A Common”), of Hyster-Yale Materials Handling, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 5875 Landerbrook Drive, Suite 300, Cleveland, Ohio 44124.

Item 2. Identity and Background.

(a)—(c) This Schedule 13D is filed on behalf of Abigail LLC, a Colorado limited liability company (“Abigail”), the managers of Abigail (the “Managers”) and the members of Abigail (the “Members” and, collectively with Abigail and the Managers, the “Reporting Persons”) who, pursuant to Rule 13d-5(b)(1) under the Securities Exchange Act of 1934 (the “Act”), may be deemed as a group to have acquired beneficial ownership of the Class A Common of the Issuer as a result of such Reporting Persons, including their revocable trusts, becoming signatories to the Operating Agreement of Abigail, dated as of June 1, 2014, as amended, among the Members party thereto (the “Abigail Operating Agreement”), filed as Exhibit 1 hereto and incorporated herein by reference.

Although the Reporting Persons are making this joint filing, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists within the meaning of the Act.

The names, and, for purposes of this filing, the business address, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, as well as the state of organization, principal business, address of the principal business and the address of the principal office, as applicable, for the Reporting Persons are as follows:

Abigail LLC. Abigail is a Colorado limited liability company. Its principal business is to hold, buy and sell under common management, certain securities, including shares of Class A Common and Class B common stock of the Issuer, par value $0.01 per share (“Class B Common”), beneficially owned by certain of the Reporting Persons. The address of its principal business and its principal office is 5910 South University Boulevard, Unit C-18, Box 434, Greenwood Village, Colorado 801212879. The following Reporting Persons are the Managers and remaining Members of Abigail: Theodore D. Taplin, Britton T. Taplin and Frank F. Taplin.

Theodore D. Taplin. Mr. Taplin is deceased. Mr. Britton T. Taplin is the successor trustee for the Theodore D. Taplin Trust. Mr. Britton Taplin’s resident address is 4960 S. Lafayette Lane, Englewood, CO 80113. He is self-employed in investments.

Britton T. Taplin. Mr. Britton Taplin’s resident address is 4960 S. Lafayette Lane, Englewood, CO 80113. He is self-employed in investments.

Frank F. Taplin. Mr. Frank Taplin’s resident address is 8491 W. Sunset Blvd., #252, Los Angeles, California 90069. He is self-employed.

Item 3. Source and Amount of Funds or Other Consideration.

The Class A Common held by the Reporting Persons was primarily acquired on September 28, 2012, when NACCO Industries, Inc., a Delaware corporation (“NACCO”), completed the spin-off of the Issuer to NACCO’s stockholders and, subsequently thereto, in swaps under the Stockholders’ Agreement (as defined below), market purchases and pursuant to equity awards by the Issuer.

Item 4. Purpose of Transaction.

The purpose of the formation of Abigail was to (a) provide the Members with a mechanism for consolidating the management of their holdings of Class A Common in a manner that would allow coordinated family management of such Class A Common and (b) to facilitate the estate planning objectives of the Members.

Item 5. Interest in Securities of the Issuer.

(a)—(b) Although each Reporting Person disclaims beneficial ownership of any shares of Class A Common beneficially owned by each other Reporting Person, pursuant to the Act and regulations thereunder the Reporting Persons may be deemed as a group to have acquired beneficial ownership of 326,532 shares of Class A Common, the aggregate number of shares of Class A Common which are subject to the terms of the Abigail Operating Agreement, representing 2.51% of the outstanding Class A Common as of December 31, 2021

Abigail LLC. Abigail is made up of the individuals and entities holding ownership interests in Abigail. Abigail may be deemed to be a “group” as defined under the Act and therefore may be deemed as a group to beneficially own 326,532 shares of Class A Common held by Abigail. Although Abigail holds the 326,532 shares of Class A Common, it does not have any power to vote or dispose of such shares of Class A Common. Theodore D. Taplin, Britton T. Taplin and Frank F. Taplin (the “Taplin Family”), as Members, are deemed to share the power to vote and dispose of such shares of Class A Common. Collectively, the 326,532 shares of Class A Common beneficially owned by Abigail constitute approximately 2.51% of the Class A Common outstanding as of December 31, 2021.

Theodore D. Taplin. Mr. Theodore Taplin’s estate shares the power to dispose of 337,593 shares of Class A Common. Collectively, the 337,593 shares of Class A Common beneficially owned by Mr. Theodore Taplin constitute approximately 2.60% of the Class A Common outstanding as of December 31, 2021.

Britton T. Taplin. Mr. Britton Taplin has the sole power to vote and dispose of 390,809 shares of Class A Common. Mr. Britton Taplin is deemed to share with his spouse (DiAhn E. Taplin) the power to vote and dispose of 11,510 shares of Class A Common and is deemed to share with the Taplin Family the power to vote and dispose of 326,532 shares of Class A Common held in a trust for Abigail. Collectively, the 728,851 shares of Class A Common beneficially owned by Mr. Britton Taplin constitute approximately 5.61% of the Class A Common outstanding as of December 31, 2021.

Frank F. Taplin. Mr. Frank Taplin has the sole power to vote and dispose of 388,010 shares of Class A Common. Mr. Frank Taplin is deemed to share with the Taplin Family the power to vote and dispose of 326,532 shares of Class A Common held in a trust for Abigail. Collectively, the 714,542 shares of Class A Common beneficially owned by Mr. Frank Taplin constitute approximately 5.50% of the Class A Common outstanding as of December 31, 2021.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Abigail LLC

Under the terms of the Abigail Operating Agreement filed as Exhibit 1 hereto and incorporated herein by reference, the Managers have the power to vote the Class A Common held by Abigail. Further, under such terms, the Managers generally exercise such power by a vote of the majority of the Managers.

Under the terms of the Abigail Operating Agreement, the Company may not dispose of Class A Common without the consent of all of the Members of Abigail.

The Abigail Operating Agreement restricts the transfer of ownership interests in Abigail (“Abigail Ownership Interests”) by the Members by requiring prior written consent of all the other Members and providing the Members and Abigail with a right of first refusal to acquire Abigail Ownership Interests that a Member desires to sell and a repurchase obligation to compel the sale of Abigail Ownership Interests by the Members under certain circumstances. These transfer restrictions, rights of first refusal and repurchase obligations are more fully set forth in the Abigail Operating Agreement.

Stockholders’ Agreement

The Stockholders’ Agreement, dated as of September 28, 2012, among the signatories thereto and the Issuer (the “Stockholders’ Agreement”), filed as Exhibit 2 hereto and incorporated herein by reference, requires a signatory to offer the shares of Class B Common beneficially owned by such signatory to all of the other signatories upon the occurrence of either of the following: (a) the proposed conversion of shares of Class B Common by such signatory into shares of Class A Common and (b) the proposed sale, transfer or other disposition of Class B Common by such signatory to any permitted transferee (under the terms of the Class B Common) who is not a signatory to the Stockholders’ Agreement. In either of these cases, the signatory proposing to enter into one of these transactions must notify all of the other signatories and then must allow each such other signatory the opportunity to purchase such signatory’s pro rata portion of the shares of Class B Common which are subject to the proposed transaction in accordance with the procedures described below. The Stockholders’ Agreement, however, does not restrict transfers of Class B Common among the signatories or any other permitted transferee who becomes a signatory to the Stockholders’ Agreement.

A signatory proposing to engage in a transaction triggering a right of first refusal must first give written notice of the proposed transaction by registered mail to the Issuer, which acts as depository under the Stockholders’ Agreement. The depository, in turn, is required to send such notice promptly to all of the other signatories. Following receipt of such notice, each other signatory will have seven (7) business days to elect whether or not to purchase his, her or its pro rata portion of the shares of the Class B Common which have triggered right of first refusal. A signatory’s pro rata portion will be determined by dividing the number of shares of Class B Common which such person owns by the number of shares of Class B Common which are owned by all of the other signatories who similarly may elect to purchase the shares of Class B Common which have triggered the right of first refusal. A notice electing to purchase a pro rata portion of the shares of Class B Common must be sent to the depository by the end of the seven (7) business day period. If the signatories electing to purchase do not elect to purchase all of the shares of Class B Common, then such signatories have an additional five (5) business days to agree among themselves how to allocate the shares not purchased. If they cannot reach any agreement, the allocation shall be pro rata. If there are still shares of Class B Common which are not purchased following such allocation, then the Issuer shall have an additional three (3) business days to decide whether or not to purchase the remaining shares. The Issuer, however, is under no obligation to purchase any such shares.

Following the completion of such procedures, the signatory who has triggered the right of first refusal is free, for a period of thirty (30) business days, to convert the shares of Class B Common, if any, which remain, into shares of Class A Common. If the signatory had originally proposed to transfer the shares, such signatory would be free to transfer shares of Class A Common in accordance with the originally proposed transaction.

Signatories who elect to exercise the right of first refusal and purchase shares of Class B Common may pay for such shares in cash, an equivalent number of shares of Class A Common, or in a combination of cash and shares of Class A Common. The purchase price to be paid is the higher of what is specified in the notice sent by the signatory who has triggered the right of first refusal and the average of the last sales price of Class A Common on the New York Stock Exchange for the five days prior to the date of such notice.

The Stockholders’ Agreement only restricts the conversion, or the sales or other disposition outside of the Stockholders’ Agreement, of shares of Class B Common held by each signatory. The Stockholders’ Agreement does not restrict in any respect how a signatory may vote the shares of Class B Common which, among other things, are subject to the terms of the Stockholders’ Agreement.

Subsequent to September 28, 2012, the Stockholders’ Agreement was amended to include additional signatories. These amendments are filed as Exhibits 3 through 12 hereto and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Operating Agreement of Abigail LLC, dated as of June 1, 2014

Exhibit 2	Stockholders’ Agreement, dated as of September 28, 2012, by and among the Issuer and the Participating Stockholders (incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K, filed on October 4, 2012 (Commission File No. 000-54799))

Exhibit 3	First Amendment to Stockholders’ Agreement, dated as of December 31, 2012, by and among the Depository, Hyster-Yale Materials Handling, Inc., the new Participating Stockholder identified on the signature pages thereto and the Participating Stockholders under the Stockholders’ Agreement, dated as of September 28, 2012, as amended, by and among the Depository, Hyster-Yale Materials Handling, Inc. and the Participating Stockholders (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K, filed by the Issuer on February 19, 2013 (Commission File Number 000-54799))

Exhibit 4	Second Amendment to Stockholders’ Agreement, dated as of January 18, 2013, by and among the Depository, Hyster-Yale Materials Handling, Inc., the new Participating Stockholder identified on the signature pages thereto and the Participating Stockholders under the Stockholders’ Agreement, dated as of September 28, 2012, as amended, by and among the Depository, Hyster-Yale Materials Handling, Inc. and the Participating Stockholders (incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K, filed by the Issuer on February 19, 2013 (Commission File Number 000-54799))

Exhibit 5	Third Amendment to Stockholders’ Agreement, dated as of March 27, 2015, by and among the Depository, Hyster-Yale Materials Handling, Inc., the new Participating Stockholder identified on the signature pages thereto and the Participating Stockholders under the Stockholders’ Agreement, dated as of September 28, 2012, as amended, by and among the Depository, Hyster-Yale Materials Handling, Inc. and the Participating Stockholders (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q, filed by the Issuer on April 29, 2015 (Commission File Number 000-54799))

Exhibit 6	Fourth Amendment to Stockholders’ Agreement, dated as of December 29, 2015, by and among the Depository, Hyster-Yale Materials Handling, Inc., the new Participating Stockholder identified on the signature pages thereto and the Participating Stockholders under the Stockholders’ Agreement, dated as of September 28, 2012, as amended, by and among the Depository, Hyster-Yale Materials Handling, Inc. and the Participating Stockholders (incorporated by reference to Exhibit 10 filed with Amendment No. 4 to the Statement on Schedule 13D, filed by the Reporting Persons named therein on February 16, 2016 (Commission File Number 005-87003))

Exhibit 7	Fifth Amendment to Stockholders’ Agreement, dated as of December 2, 2016, by and among the Depository, Hyster-Yale Materials Handling, Inc., the new Participating Stockholder identified on the signature pages thereto and the Participating Stockholders under the Stockholders’ Agreement, dated as of September 28, 2012, as amended, by and among the Depository, Hyster-Yale Materials Handling, Inc. and the Participating Stockholders (incorporated by reference to Exhibit 11 filed with Amendment No. 5 to the Statement on Schedule 13D, filed by the Reporting Persons named therein on February 14, 2017 (Commission File Number 005-87003))

Exhibit 8	Sixth Amendment to Stockholders’ Agreement, dated as of December 22, 2016, by and among the Depository, Hyster-Yale Materials Handling, Inc., the new Participating Stockholder identified on the signature pages thereto and the Participating Stockholders under the Stockholders’ Agreement, dated as of September 28, 2012, as amended, by and among the Depository, Hyster-Yale Materials Handling, Inc. and the Participating Stockholders (incorporated by reference to Exhibit 12 filed with Amendment No. 5 to the Statement on Schedule 13D, filed by the Reporting Persons named therein on February 14, 2017 (Commission File Number 005-87003))

Exhibit 9	Seventh Amendment to Stockholders’ Agreement, dated as of February 6, 2017, by and between the Issuer and the Participating Stockholders (incorporated by reference to Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q, filed by the Issuer on May 2, 2017, Commission File Number 000-54799).

Exhibit 10	Eighth Amendment to Stockholders’ Agreement, dated as of October 30, 2018, by and between the Issuer and the Participating Stockholders (incorporated by reference to Exhibit 26 filed with Amendment No. 7 to the Statement on Schedule 13D, filed by the Reporting Persons named therein on February 14, 2019 (Commission File Number 005-87003))

Exhibit 11	Ninth Amendment to Stockholders’ Agreement, dated as of December 5, 2019, by and between the Issuer and the Participating Stockholders. (incorporated by reference to Exhibit 28 filed with Amendment No. 6 to the Statement on Schedule 13D, filed by the Reporting Persons named therein on February 13, 2020 (Commission File Number 005-87003))

Exhibit 12	Tenth Amendment to Stockholders’ Agreement, dated as of December 31, 2020, by and between the Issuer, the new Participating Stockholders and the Participating Stockholders (incorporated by reference to Exhibit 30 to the Participating Stockholders’ Schedule 13D/A, filed by the Participating Stockholders on February 12, 2021, Commission File Number 005-87003.

Exhibit 13	Eleventh Amendment to Stockholders’ Agreement, dated as of December 7, 2021, by and between the Issuer, the new Participating Stockholders and the Participating Stockholders (incorporated by reference to Exhibit 4.15 to the Registration Statement on Form S-8, filed by the Issuer on February 1, 2022, Commission File Number 333-262448).

Exhibit 14	Joint Filing Agreement

Exhibit 15	Power of Attorney

[Signatures begin on the next page.]

[The remainder of this page was intentionally left blank.]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

ABIGAIL LLC

By:	/s/ Britton T. Taplin
Britton T. Taplin
Manager

REPORTING PERSONS

/s/ Britton T. Taplin
Name: Britton T. Taplin on behalf of himself and as:

Attorney-in-Fact for Theodore D. Taplin*
Attorney-in-Fact for Frank F. Taplin*

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 15 hereto.